Exhibit 99.1

China Lending Corporation Launches New Supply Chain Financing Services

Beijing & Urumqi, Dec. 7, 2018 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today announced the expansion of its service offerings with the launch of its new supply chain financing services including business factoring program (the “Program”). The Program aims to provide owners of small to medium sized enterprises (the “SMEs”) with much needed liquidity to finance operations and growth and will be carried out through Zhiyuan Factoring (Guangzhou) Co., Ltd. (“Zhiyuan”), a recently incorporated, majority owned subsidiary of the Company. With registered capital of RMB 30 million, Zhiyuan is 99% owned by Fenghui Dingxin (Beijing) Financial Consulting Co., Ltd., a wholly subsidiary of the Company and the remaining 1% owned by Hangzhou Juxinhui Trading Co., Ltd..

Additionally, the Company announced that it, through Ningbao Ding Tai Financial Leasing Co. Ltd., has acquired 98.04% equity interest in Hangzhou Zeshi Investment Partners (“Zeshi”), a limited partnership with registered capital of RMB 51 million. Another shareholder of Zeshi is Dingxin (Beijing) Financial Consulting Co., Ltd with 1.96% equity as Executive Partner. Through Zeshi and it’s shareholders, China Lending plans to launch new supply chain financing services in the near future, e.g. financing products design, related corporate financing solutions, investments and asset management, etc. as part of its restructuring plan.

Ms. Jingping Li, Chairwoman and Chief Executive Officer of China Lending, commented, “As the gap between the services that the traditional banking industry provides on the one hand, and the financing demand of a newly emerging body of real economy on the other, widens, the market calls for financing service providers that customize financing solutions to satisfy small businesses’ needs which are essentially locally-embeded, industry-specific, and flexible. It is in this new market niche of financing that China Lending seeks to excel.

“Driven by the increasing globalization and complexity of supply chains, supply chain financing has gained growing popularity in recent years in China as more and more companies, including both buyers and sellers, rely on third party services to provide much needed extension of buyer's account payable terms, inventory finance and invoice factoring, etc. The market of supply chain financing in China reached RMB 14.42 trillion in 2017. Although factoring has been around for quite a while as an alternative solution for companies in need of accelerating their slowing-paying invoices (or account receivables), it has gain popularity in recent years in China as companies, particularly SMEs, face increasing difficulties in obtaining financing to fund operations or carry out new business initiatives. According to Factors Chain International, China is the largest business factoring market with transaction volume reached over RMB 3.04 trillion in 2017. Leveraging our strong track record of helping SMEs through our existing micro lending services, we believe that China Lending is well positioned to capture our fair share of the fast-growing business factoring sector in coming years.”

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million (RMB 600 million) as of June 30, 2018 China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the outcome of any legal proceedings that may be instituted against the Company; (3) changes in applicable laws or regulations; (4) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in the Annual Report and other filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Email: ttian@weitianco.com
Phone: +1-732-910-9692